ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - -

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,327	$8,882	$8,094
Restricted deposits	-	-	100
Accounts receivable	266	*) 51	96
Other receivables and prepaid expenses	4,686	*) 1,070	1,012
Consumables	105	254	105

Total current assets	11,384	10,257	9,407

NON-CURRENT ASSETS:
Restricted deposits	1,041	444	343
Property and equipment, net	366	609	459
Long term receivables	1,893	-	-
Exploration and evaluation assets	7,876	38	38

Total non-current assets	11,176	1,091	840

Total assets	$22,560	$11,348	$10,247

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$3,593	$104	$482
Other accounts payable and accrued liabilities	2,045	400	939

Total current liabilities	5,638	504	1,421

LONG-TERM LIABILITIES
Share warrants	5,140	-	-

Total long-term liabilities	5,140	-	-

EQUITY:
Share capital	-	-	-
Additional paid-in capital	33,862	27,639	27,775
Accumulated deficit	(22,651)	(16,871)	(19,169)

Equity attributable to equity holders of the parent	11,211	10,768	8,606
Non-controlling interests	571	76	220

Total equity	11,782	10,844	8,826

Total liabilities and equity	$22,560	$11,348	$10,247
*) Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

November 29, 2012
Date of approval of	Amos Lasker	Dennis Bennie	Jeffery Walter	Gadi Levin
the financial	Chairman of the board	Chairman of the board of	CEO	CFO
statements	of directors	directors

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Revenues and other income	$1,571	$1,087	$422	$335	$1,323

Expenses:
Exploration expenses **)	787	*) 3,738	249	*) 1,732	5,018
General and administrative expenses **)	3,439	*) 4,122	1,178	*) 1,406	5,031
Impairment charge	65	932	-	932	1,226

Total expenses	4,291	8,792	1,427	4,070	11,275

Operating loss	(2,720)	(7,705)	(1,005)	(3,735)	(9,952)

Finance income	10	34	2	14	43
Finance expense **)	(535)	(190)	(457)	(286)	(109)

Loss before income tax expense	(3,245)	(7,861)	(1,460)	(4,007)	(10,018)
Income tax expense	(48)	(21)	-	8	(33)

Net loss and comprehensive loss	$(3,293)	$(7,882)	$(1,460)	$(3,999)	$(10,051)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(3,482)	$(7,191)	$(1,533)	$(3,615)	$(9,489)
Non-controlling interests	189	(691)	73	(384)	(562)

	$(3,293)	$(7,882)	$(1,460)	$(3,999)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.03)	$(0.07)	$(0.01)	$(0.04)	$(0.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	117,051,920	99,154,466	146,427,771	101,380,505	99,813,334

*) Reclassified
**) Includes share-based compensation	$982	$887	$560	$169	$1,023

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	Capital	capital	deficit	Total	interests	Equity

Balance as of January 1, 2011 (audited)	90,140,001	-	$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net	10,483,871	-	*) 6,152	-	6,152	-	6,152
Exercise of warrants and options	1,144,581	-	314	-	314	-	314
Investment in equity of subsidiary by non- controlling interests	-	-	-	-	-	151	151
Share-based compensation	-	-	1,023	-	1,023	-	1,023
Net loss and comprehensive loss	-	-	-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011 (audited)	101,768,453	-	27,775	(19,169)	8,606	220	8,826

Shares issued in public placement, net	79,012,640	-	**) 5,211	-	5,211	-	5,211
Investment by non- controlling interest	-	-	-	-	-	162	162
Share-based compensation	-	-	876	-	876	-	876
Net loss and comprehensive loss	-	-	-	(3,482)	(3,482)	189	(3,293)

Balance as of September 30, 2012 (unaudited)	180,781,093	-	$33,862	$(22,651)	$11,211	$571	$11,782

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	Capital	capital	deficit	Total	interests	Equity

Balance as of January 1, 2011 (audited)	90,140,001	-	$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net	10,483,871	-	*) 6,152	-	6,152	-	6,152
Investment by non- controlling interest	-	-	-	-	-	136	136
Exercise of warrants and options	1,144,581	-	314	-	314	-	314
Share-based compensation	-	-	887	-	887	-	887
Net loss and comprehensive loss	-	-	-	(7,191)	(7,191)	(691)	(7,882)

Balance as of September 30, 2011 (unaudited)	101,768,452	-	$27,639	$(16,871)	$10,768	$76	$10,844

*)	Net of issuance expenses of $472.
**)	Net of issuance expenses of $791.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	Capital	capital	deficit	Total	interests	Equity

Balance as of July 1, 2012 (unaudited)	101,768,453	-	$28,197	$(21,118)	$7,079	$498	$7,577

Shares issued in public placement, net	79,012,640	-	*)5,211	-	5,211	-	5,211
Share-based compensation	-	-	454	-	454	-	454
Net loss and comprehensive loss	-	-	-	(1,533)	(1,533)	73	(1,460)

Balance as of September 30, 2012 (unaudited)	180,781,093	-	$33,862	$(22,651)	$11,211	$571	$11,782

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	Capital	capital	deficit	Total	interests	Equity

Balance as of July 1, 2011 (unaudited)	100,723,871	-	$27,206	$(13,256)	$13,950	$521	$14,471

Investment by non- controlling interest	-	-	-	-	-	(61)	(61)
Exercise of warrants and options	1,044,581	-	264	-	264	-	264
Share-based compensation	-	-	169	-	169	-	169
Net loss and comprehensive loss	-	-	-	(3,615)	(3,615)	(384)	(3,999)

Balance as of September 30, 2011 (unaudited)	101,768,452	-	$27,639	$(16,871)	$10,768	$76	$10,844

*)	Net of issuance expenses of $791.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended			Year ended
	September 30,		September 30,			December 31,
	2012	2011	2012		2011	2011
	Unaudited					Audited
Cash flows from operating activities:

Net loss	$(3,293)	$(7,882)	$(1,460	) $	(3,999)	$(10,051)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	(60)	-	(53)		-	138
Depreciation	78	72	31		33	80
Impairment charge	65	932	-		932	1,226
Share-based payment	876	887	454		169	1,023

	(2,334)	(5,991)	(1,028)		(2,865)	(7,584)
Changes in asset and liability items:

Decrease (increase) in accounts receivable	(170)	1,730	276		(41)	1,684
Decrease (increase) in other receivables and prepaid expenses	(5,567)	5,127	(2,301)		566	5,185
Decrease (increase) in consumables	-	253	-		(8)	253
Increase (decrease) in trade payables	2,653	(6,989)	1,044		(1,560)	(6,611)
Increase (decrease) in other accounts payable and accrued liabilities	1,106	120	(398)		(383)	659
Revaluation of warrants	(172)	-	(172)		-	-

	(2,150)	241	(1,551)		(1,426)	1,170

Net cash used in operating activities	(4,484)	(5,750)	(2,579)		(4,291)	(6,414)

Significant non-cash transactions: During the nine and three months periods ended September 30, 2012 the Company received exploration and evaluation services on credit in the amount of $458.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Cash flows from investing activities:

Expenditure on exploration and evaluation assets	(7,380)	(928)	(3,898)	(282)	(923)
Purchase of property and equipment	(50)	(290)	(2)	(60)	(297)
Decrease (increase) in restricted deposits	(598)	562	(698)	(374)	563

Net cash used in investing activities	(8,028)	(656)	(4,598)	(716)	(657)

Cash flows from financing activities:

Proceed from issuance of warrants, net of issuance expenses	5,312	-	5,312	-	-
Proceeds from issue of shares, net of issuance expenses	5,211	6,152	5,211	-	6,152
Exercise of warrants and options to employees	-	314	-	264	314
Investment in equity of subsidiary by non-controlling interests	162	136	-	-	151

Net cash provided by financing activities	10,685	6,602	10,523	264	6,617

Exchange differences on balances of cash and cash equivalents	60	-	53	-	(138)

Increase (decrease) in cash and cash equivalents	(1,767)	196	3,399	(4,743)	(592)
Cash and cash equivalents at the beginning of the period	8,094	8,686	2,928	13,625	8,686

Cash and cash equivalents at the end of the period	$6,327	$8,882	$6,327 $	8,882	$8,094

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

These financial statements have been prepared in a condensed format as of September 30, 2012 and for the nine and three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with Adira Energy Ltd.’s (the “Company” or “Adira”) annual financial statements as of December 31, 2011 and for the year then ended and the accompanying notes.

b.	Financial position:

As reflected in the consolidated financial statements, as of September 30, 2012, the Company had an accumulated deficit of $22,651 and for the nine months ended September 30, 2012, the Company had negative cash flows from operating activities of $4,484. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

b.	New IFRS standards that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 11 and IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

In June 2012, the IASB issued amendments to IFRS 10, "Consolidated Financial Statements" ("IFRS 10"), IFRS 11, "Joint Arrangements" ("IFRS 11") and IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12") (collectively, "the amendments"). The amendments include clarification of the transition guidance in IFRS 10.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments provide relief in the application of the transition guidance in IFRS 10, IFRS 11 and IFRS 12 and permit adjustment of comparative data for only one year. The adjustment of comparative data for earlier periods is permitted but not required. The amendments also eliminate the requirement to disclose comparative data for previous periods in respect of unconsolidated structured entities.

The amendments become effective starting from the financial statements for annual periods beginning on January 1, 2013, which is the effective date of IFRS 10, IFRS 11 and IFRS 12.

The Company believes that these amendments will not have a material effect on the financial statements.

c.	Reclassification:

Certain amounts have been reclassified in comparative data in order to conform to current year's presentation.

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD

a.	Gabriella

(i)

On February 23, 2012, the Company received approval from the Petroleum Commissioner of Israel (the "Commissioner") to update the expiration of the Gabriella License No. 378 (the “Gabriella License”) February 28, 2013 and on June 11, 2012, the Company received approval from the Commissioner to further update the expiration of the Gabriella License to September 1, 2013, including the extension of certain milestones.

(ii)

On June 13, 2012, the Company announced that Noble International Ltd ("Noble Drilling") has accepted a letter of award (the "LOA"), which will enable Modiin Energy Limited Partnership ("MELP") to execute a detailed drilling contract (the "Gabriella Drilling Contract") on behalf of the Gabriella consortium partners, including Adira Israel. Adira further announced that it signed a Memorandum of Understanding ("Gabriella MOU") with MELP authorizing MELP to enter into a drilling contract with Noble Drilling and/or any of its affiliates on behalf of the working interest parties to drill the Gabriella License prior to the revised spud date, June 30, 2013. Where the Gabriella Drilling Contract requires the provision of a letter of credit or a cash deposit as collateral to Noble Drilling, the parties shall together decide which form of collateral to provide ("Rig Collateral"). Pursuant to the LOA, the consortium will finalize the Gabriella Drilling Contract to secure the Noble Homer Farrington rig for a minimum of 75 days for a program that is expected to include one well plus sidetrack. In terms of the Gabriella MOU, the Company has undertaken to provide its share of the Rig Collateral, 30 days prior to the date to be set in the Gabriella Drilling Contract.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

Pursuant to the Gabriella MOU, Adira Israel has also granted MELP the Yitzhak Option (as described in note 3.b (iii)).

(iii)

In August 2012, the partners on the Gabriella License agreed to an operator fee effective January 27, 2012 comprising of (i) a fixed fee of $25 per month, and (ii) a variable fee based on the percentage of exploration expenses ranging from 4.8% on annual exploration expenses of less than $2,000 through to 1.2% on annual exploration expenses of over $6,000.

The expenses incurred to date on the Gabriella License are over $6,000 and accordingly, the company has recorded an operator fee of 1.2% for the exploration expenses incurred for reporting period.

b.	Yitzhak

(i)

On January 9, 2012, the Commissioner approved the changes to the working interest ownership in the Yitzhak License No. 380 (the “Yitzhak License”)following the farm-out of an aggregate of 25% of the Company's interest in the Yitzhak License to two new partners, 5% to AGR Petroleum Services Holdings AS ("AGR") and 20% to Ellomay Oil and Gas 2011 LP, a limited partnership ("Ellomay") whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. ("Ellomay Capital"). Accordingly, the working interest in the Yitzhak license are as follows: Adira 60%, Brownstone Energy Inc. (formerly Brownstone Ventures Inc.) (“Brownstone”) 15%, AGR 5% and Ellomay 20%. The Company and AGR are currently the co-operators of the Yitzhak License.

The farm-out agreement between the Company and AGR dated November 29, 2011 provides, among other things, that: (a) AGR's 5% working interest is to be carried by the remaining holders of the Yitzhak License from the date of execution of the Agreement until the date of approval of a development plan by the Commissioner ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%.; (b) AGR will pay the Company a 3% overriding royalty interest ("ORRI") on AGR's share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward;

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

(c) AGR will be designated lead operator in accordance with Israeli regulations defining "Operator", with the continued involvement of the Company as co- operator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR.

The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License until the date of the execution of the Ellomay Farm-Out Agreement, plus interest at LIBOR plus 1%. (The total reimbursement in the amount of $362 has been recorded as income receivable); and (b) Ellomay will also pay the Company a 3% ORRI on Ellomay's share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

(ii)

On February 23, 2012, the Company received approval from the Commissioner to update the expiration of the Yitzhak License to February 28, 2013 and on June 11, 2012, the Company received approval from the Commissioner to further update the expiration of the Yitzhak License to December 1, 2013, including the extension of certain milestones.

(iii)

On June 13, 2012, Adira granted MELP, effective once the Gabriella Drilling Contract has been signed, an irrevocable option to purchase ("Yitzhak Option") from Adira, a 15% participating interest in the Yitzhak License (the "Yitzhak Option Interest"). MELP shall be entitled to exercise the Yitzhak Option until the earlier of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. If MELP exercises the Yitzhak Option, it agrees to reimburse Adira for Adira's share of the past expenditures in respect of the 15% share incurred by Adira in connection with the operations conducted on the Yitzhak License up to the date of transfer of the Yitzhak Option Interest. Adira will also be entitled to an overriding royalty interest from MELP of 3% in all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the Yitzhak Option Interest is subject to the approval of the Commissioner.

c.	Samuel

The exploration and extraction activity in the Samuel License No. 388 (the “Samuel License") is performed in the framework of a joint operating agreement (the “Samuel JOA”) between Geo Global Resources Inc. ("GGRI"), Adira Geo Global Ltd. (“Adira Geo Global”), Adira Oil Technologies Ltd., Brownstone and Pinetree Capital Ltd., whereby Adira Geo Global is the designated operator of the Samuel License. As of September 30, 2012, Adira has covered $1,800 of operating costs owing by GGRI under the Samuel JOA directly and through Adira GeoGlobal. This amount is included in short term other receivables, long term other receivables and prepaid expenses in the statement of financial position. Adira and GGRI are currently discussing the next steps to be taken with respect to this advance . In the event that GGRI does not repay Adira for these costs, then in accordance with the Samuel JOA, Adira will be entitled to receive reimbursement of a portion (approximately $805) of these costs from the other partners in the Samuel License in proportion to their interests in the Samuel License, and all of the partners, including Adira, will each receive a proportionate increase in their interests in the Samuel License.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

d.

In February 2012, the Company appointed a new Chief Executive Officer (“CEO”). The Company signed a new consulting agreement with the ex-CEO, for the provision of strategic consultancy services to the Company. Pursuant to the terms of the Company's stock option plan, one half of the options that were previously granted to the former CEO (i.e. 1,138,109 options) were forfeited. In accordance with the new agreement, the remaining 1,138,109 options vested immediately and will be exercisable in accordance with the original terms of the option agreement.

e.

In March 2012, the Company granted 2,000,000 options to its new CEO. The options vest equally over four years and have an exercise price of CAD $0.25. The total fair value of the options at the date of grant amounted to approximately $290.

f.

On August 9, 2012, the Company completed a public placement of 79,012,640 units for gross proceeds of $11,060 (before issuance expenses in cash of $1,293 and expenses of 219 related to broker warrants). Each unit was priced at CAD$0.14 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAD $0.20 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants will be classified as a financial liability This financial liability will be remeasured to fair value at the end of each period and changes in fair value will be recorded in profit or loss. As of September 30, 2012, the fair value of the warrants is $5,140.

As part of the offering, a total of 3,353,000 broker warrants were issued. Each broker warrant is exercisable for one Common Share at an exercise price of CAD$0.14 until August 9, 2014. The fair value of the warrants is $219,

Following the completion of this offering, a total of 180,781,093 Common Shares and 97,423,015 warrants are now issued and outstanding.

g.

On August 22, 2012, the Company granted 8,130,000 options to directors, officers and employees. The options vest over two years with one third vesting immediately and have an exercise price of CAD$0.20. The total fair value of the options at the date of grant amounted to approximately $520.

Following this option grant, a total of 18,001,109 options are outstanding.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS

The Company commenced its drilling plan with the first well to be drilled on each of the Gabriella License, Yitzhak License and Samuel License. In accordance with the Company's accounting policy, the Company has capitalized specific expenses in the amount of $7,838 related directly to the drilling phase to Exploration and Evaluation Assets during the nine months ended September 30, 2012.

a.	Gabriella:

The Company's share of the Gabriella license:

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$416	$-	$35
Other receivables and prepaid expenses	454	-	-
Exploration and evaluation assets	1,763	-	-
Trade payables	(250)	-	(32)

	$2,383	$-	$3

	Nine months ended		Year ended
	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$53	$-	$13

b.	Yitzhak:

The Company's proportionate share of the Yitzhak license is as follows:

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$28	$243	$92
Other receivables and prepaid expense	215	-	-
Exploration and evaluation assets	1,748	193	-
Trade payables	(315)	-	(225)

	$1,676	$466	$(133)

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS (Cont.)

	Nine months ended		Year ended
	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$100	$238	$433

c.	Samuel:

The Company's proportionate share of the Samuel license is as follows:

	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$354	$167	$124
Other receivables and prepaid expenses	109	-	16
Exploration and evaluation assets	4,327	-	-
Trade payables	(2,418)	-	(354)

	$2,372	$167	$(214)

	Nine months ended		Year ended
	September 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$120	$2,849	$3,163

d.

Exploration expenses include expenses related to the Eitan license No. 356 and other expenses which were incurred by the Company, but were not charged to its license partners in accordance with the terms and conditions set forth in the joint operating agreements governing the operations on the Company’s Licenses. These exploration expenses amounted to $514, $651 and $1,409 for the nine months ended September 30, 2012, September 30, 2011 and for the year ended December 31, 2011, respectively.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	EQUITY

a.	Stock Option Plan:

The movement in stock options during the nine months ended September 30, 2012 was as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price *)

Balance at January 1, 2012 (audited)	9,384,218	0.53

Options granted	10,130,000	0.21
Options forfeited	(1,813,109)	(0.56)

Balance at September 30, 2012 (unaudited)	17,701,109	0.34

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2012 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.29	$0.25	1,708,000	1,628,000	1.89
September 23, 2009	September 23, 2014	$0.22	$0.25	400,000	400,000	1.98
January 28, 2010	January 27, 2015	$0.56	$0.61	970,000	936,458	2.33
July 22, 2010	July 21, 2015	$0.25	$0.61	850,000	850,000	2.81
January 11, 2011	January 10, 2016	$0.66	$0.81	1,050,000	393,750	3.28
March 18, 2011	March 17, 2016	$0.59	$0.81	100,000	37,500	3.47
May 3, 2011	May 2, 2016	$0.52	$0.61	415,000	103,750	3.59
June 1, 2011	May 31, 2016	$0.43	$0.51	1,138,109	284,527	3.67
June 27, 2011	June 26, 2016	$0.42	$0.51	100,000	25,000	3.74
September 8, 2011	September 7, 2016	$0.41	$0.51	250,000	62,500	3.84
December 1, 2011	November 30, 2016	$0.22	$0.51	590,000	73,750	4.17
March 14, 2012	March 13, 2017	$0.15	$0.25	2,000,000	250,000	4.46
August 22,2012	August 21, 2017	$0.07	$0.20	8,130,000	2,710,000	4.89

				17,701,109	7,755,235

*)	The exercise price of all options granted in 2011 and 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of September 30, 2012.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	EQUITY (Cont.)

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire Common Share outstanding as of September 30, 2012 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375
August 9, 2012	August 9, 2015	$0.07	$0.20	79,012,640
August 9, 2012	August 9, 2014	$0.07	$0.14	3,353,000

				97,423,015

The weighted average exercise price of the outstanding warrants as of September 30, 2012 is $0.25.

NOTE 6: -	SUBSEQUENT EVENTS

a.

On October 25, 2012, the Company entered into three farm-out agreements with Tohar Hashemesh Energy Ltd (“THEL”), an Israeli private company, pursuant to which THEL will farm into (i) 5% of the Company’s working interest in the Gabriella License, and the Company will be carried by THEL for a further 2.5% (the “THEL Carry”) of its working interest until completion of the first exploration well, including testing (ii) 10% of the Yitzhak License; and (iii) 10% of the Samuel license (together the “THEL Farm-Out”). THEL will reimburse the Company for its proportionate share of the costs incurred by the Company to the date of closing of the THEL Farm-Out plus interest at LIBOR plus 1% . Half of these costs will be paid on closing of the THEL Farm-Out and the remainder will be paid upon registration of THEL’s interest with the Ministry. THEL will also pay the Company a 3% ORRI on THEL’s share of revenues from petroleum sold, until repayment of THEL's expenditures in the work program and a 4.5% ORRI from the date of repayment forward. In the event that the Company solicits additional working interest partners into any of the three Licenses, THEL will reduce its working interest pro rata to permit the entry of such partner. THEL also received an option to farm into an additional 10% of the Company’s working interest in the Yitzhak and Samuel Licenses, exercisable until March 31, 2013 (together the “THEL Options”). Until the THEL Options are exercised, THEL will be responsible for the funding obligations in respect of the THEL Options. Should THEL elect not to exercise the THEL Options, the Company will return the funds paid within six months. Closing of the transaction is subject to agreement by all partners in each of the licenses, registration of charges over certain of the Company’s assets relating to the Licenses (which will be released upon registration of THEL’s interest with the Ministry), receipt by Adira of payment and other standard closing conditions. Following closing of the THEL Farm-Out, (i) the Company will hold a 10% interest in the Gabriella License, a 50% interest in the Yitzhak licenses and a 31.25% interest in the Samuel Licenses and (ii) THEL will become a party to the Company’s JOA’s and will assume obligations currently assigned to Adira under the Gabriella MOU.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6: -	SUBSEQUENT EVENTS (Cont.)

b.

On October 29, 2012, Ellomay advised the Company of its intention to decrease Ellomay's interest in the Yitzhak License from 20% to 10% by paying decreased operating costs pursuant to the terms of a joint operating agreement between Adira, Brownstone, AGR and Ellomay that was signed on September 11, 2012. Ellomay may transfer the remaining 10% of its interest to a third party by January, 2013. If not transferred by January 2013, the 10% interest will be transferred back to the Company for no consideration. As of September 30, 2012, the Company has expended $650 on behalf of Ellomay in respect of the Yitzhak License for which the Company is entitled to be reimbursed by a third party if the 10% interest is transferred. If the interest is transferred back to the Company, such amount will be treated as an additional investment in the exploration and evaluation assets in respect of the Yitzhak License.

c.

On October 26, 2012, Emanuelle Energy Limited exercised an option to acquire a 7.13% interest in the Samuel License from GGRI and became a signatory to the Samuel JOA thereby reducing GGRI’s interest in the Samuel License to 22.88%.

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